RICHARDSON & PATEL LLP

10900 Wilshire Boulevard

Suite 500

Los Angeles, California 90024

Telephone (310) 208-1182

Facsimile (310) 208-1154

June 13, 2005

Ms. Cicely Luckey, Branch Chief

United States Securities and Exchange Commission

Mail Stop 0409

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Ableauctions.com, Inc.

Our File No.:  1608-001

Dear Ms. Luckey:

Ableauctions.com, Inc. (the “Company”) responds to the Commission’s letter dated June 3, 2005 as follows.

COMMENTS TO ANNUAL REPORT FILED ON FORM 10-KSB FOR THE PERIOD ENDED DECEMBER 31, 2004

Financial Statements and Notes

Note 2 – Significant Accounting Policies/Marketable Securities.  We have read your response to Comment #1.  You state, “Since the Company actively and frequently buys and sells marketable securities to realize short-term profits, the securities are classified as trading securities.”  In future filings, revise your marketable securities disclosure to include this information.

The Company agrees that it will include this information in its future filings.

Note 7 – Discontinued Operations.  We have read your response to Comment #4.  You state “Over the next two years, there will not be any revenue from ANO and the Company will have no continuing involvement with it.”  However, within Note 7, you state “The Company sold the exclusive right to the names of ANO and customer lists in consideration for payment of the greater of $750 per month or 3% of gross sales per month generated from clients in the ANO client database, to a maximum of $3,000 per month for a period of 2 years.”  Clarify how this statement does not represent continuing involvement in accordance with paragraph 42(b) of SFAS 144.

In 2004 the Company disposed of its interest in ANO because it did not believe that ANO’s business would be profitable.  The Company has eliminated ANO’s operations and cash flows from its on-going operations.  As part of the consideration for the sale, the Company accepted an earn-out agreement which requires ANO to pay the Company the greater of $750 per month or 3% of sales per month, to a maximum of $3,000 per month, for a two year term.  The Company did not demand audit rights as to the earn-out, because it did not believe that there was significant value in ANO’s customer list.

Paragraph 42 of SFAS 144 states in pertinent part, “The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both the following conditions are met:  (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.”  Example 13b. to paragraph 42 indicates that a franchiser of restaurants would not meet the requirements of paragraph 42 because, through a sale of independently held restaurants to a franchisee, it would continue, through the franchise agreement, to receive franchise fees based on future revenues of the restaurants and to have significant continuing involvement in the operations of the restaurants.

The Company does not believe that the monthly payments, by themselves, are an indication of a “significant continuing involvement” in ANO’s operations.  If the monthly payments were coupled with a contract provision that would allow the Company to take action (such as replacing management) upon the failure of ANO to earn enough in the way of revenues to increase the monthly payment amount, the Company would agree that it had a significant continuing involvement.  However, being the recipient of the monthly payment amount with no further rights – not even the right to audit – makes the earn-out nothing more than a part of the purchase price that is being paid by the purchaser over time.  Accordingly, the Company has reported the results of operations of ANO as discontinued operations in accordance with SFAS 144 in that the Company does not have any significant continuing involvement in the operations of ANO after the disposal transaction.

The Company acknowledges in making this response that:

(i)

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii)

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

(iii)

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any further comments you may have in response to matters referred to in this letter.

Very truly yours,

RICHARDSON & PATEL LLP

By:/s/ Mary Ann Sapone

      MARY ANN SAPONE